UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ______)

SOLAR POWER, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

83490A 10 0

(CUSIP Number)

February 14, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ X ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83490A 10 0

1.	NAMES OF REPORTING PERSONS	Gerald R. Moore

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	5. SOLE VOTING POWER	3,060,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	3,060,000
	8. SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,060,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)		[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.14% (1)

12.	TYPE OF REPORTING PERSON (See Instructions)	IN

(1) Percentage calculation based on total number of the Issuer’s outstanding Shares as of February 27, 2008 which equals 37,573,263.

Item 1(a) Name of Issuer:

Solar Power, Inc.

Item 1(b) Address of issuer's principal executive offices:

1115 Orlando Avenue, Roseville, CA 95661

Item 2(a) Name of person filing:

Gerald R. Moore

Item 2(b) Address or principal business office or, if none, residence:

5182 Prior Ridge
Granite Bay, CA 95746

Item 2(c) Citizenship:

United States

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP No.:

83490A 10 0

Item 3.   If this statement is filed pursuant to Rule 13-d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.   Ownership.

(a)   Amount beneficially owned:  3,060,000 shares

(b)   Percent of class:  8.14%

(c)   Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote:  3,060,000
(ii)  Shared power to vote or to direct the vote:  0
(iii) Sole power to dispose or to direct the disposition of:  3,060,000
(iv) Shared power to dispose or to direct the disposition of:  0

Item 5.   Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.   Identification and Classification of Members of the Group

Not Applicable

Item 9.   Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2008	By: /s/ Gerald R. Moore
Name: Gerald R. Moore